Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis

August 13, 2025
This Management's Discussion and Analysis (MD&A) of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and the two quarters ended June 30, 2025, dated August 13, 2025, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and the two quarters ended June 30, 2025, and the MD&A and audited consolidated financial statements and related notes included in our 2024 Annual Report filed on February 24, 2025.

Our unaudited interim consolidated financial statements and related notes for the quarter and the two quarters ended June 30, 2025, are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board. We continue to apply the same accounting policies as those used in 2024. Amendments to accounting standards adopted in the quarter and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter and the two quarters ended June 30, 2025 (incorporated herein by reference), did not have a material impact on the Company's consolidated financial statements or accounting policies. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures
The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures, including: adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the Q2 2025 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

Business Model
Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. Our strategy is guided by our vision: the success of our clients, communities, and people worldwide is our greatest ambition. The diverse perspectives of our partners and interested

Management’s Discussion and Analysis June 30, 2025	M-1	Stantec Inc.

parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The Stantec community unites approximately 32,000 employees working in over 450 locations across 6 continents. Please see page M-2 of Stantec’s 2024 Annual Report for further details on our business model.

Strategic Acquisitions Completed in 2025 and 2024
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
Canada
Morrison Hershfield Group Inc. (Morrison Hershfield)	February 2024	Markham, Ontario	950	●	●	●	●
United States
Morrison Hershfield	February 2024	Atlanta, Georgia	200	●		●	●
Global
ZETCON Ingenieure GmbH (ZETCON)	January 2024	Bochum, Germany	645	●
Hydrock Holdings Limited (Hydrock)	April 2024	Bristol, England	950	●		●		●
Ryan Hanley Limited (Ryan Hanley)	April 2025	Galway, Ireland	150		●
Cosgroves Group Limited (Cosgroves)	June 2025	Christchurch, New Zealand	90			●

Management’s Discussion and Analysis June 30, 2025	M-2	Stantec Inc.

Q2 2025 Financial Highlights

	For the quarter ended June 30,				For the two quarters ended June 30,
	2025		2024		2025		2024
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,964.3	123.0%	1,889.7	126.5%	3,887.9	123.4%	3,611.1	126.1%
Net revenue	1,596.7	100.0%	1,493.3	100.0%	3,149.7	100.0%	2,863.4	100.0%
Direct payroll costs	732.0	45.8%	681.6	45.6%	1,441.5	45.8%	1,309.2	45.7%
Project margin	864.7	54.2%	811.7	54.4%	1,708.2	54.2%	1,554.2	54.3%
Administrative and marketing expenses (note 1)	598.3	37.5%	578.4	38.7%	1,210.3	38.4%	1,124.3	39.3%
Depreciation of property and equipment	17.3	1.1%	17.2	1.2%	34.9	1.1%	33.0	1.2%
Depreciation of lease assets	31.1	1.9%	32.0	2.1%	63.3	2.0%	63.5	2.2%
Net (reversal) impairment of lease assets	(0.8)	(0.1%)	16.5	1.1%	(0.9)	—%	16.9	0.6%
Amortization of intangible assets	31.3	2.0%	31.8	2.1%	60.0	1.9%	62.8	2.2%
Net interest expense and other net finance expense	21.2	1.3%	27.4	1.8%	42.6	1.4%	51.6	1.8%
Other (income) expenses	(12.8)	(0.7%)	0.9	0.2%	(11.1)	(0.4%)	(4.8)	(0.2%)
Income taxes (note 1)	43.7	2.7%	24.3	1.6%	73.6	2.3%	46.6	1.6%
Net income (note 1)	135.4	8.5%	83.2	5.6%	235.5	7.5%	160.3	5.6%
Basic and diluted earnings per share (EPS) (note 1)	1.19	n/m	0.73	n/m	2.06	n/m	1.41	n/m
Adjusted EBITDA (note 2)	284.4	17.8%	247.3	16.6%	536.7	17.0%	459.2	16.0%
Adjusted net income (note 2)	154.7	9.7%	127.2	8.5%	287.5	9.1%	230.2	8.0%
Adjusted EPS (note 2)	1.36	n/m	1.12	n/m	2.52	n/m	2.02	n/m
Dividends declared per common share	0.225	n/m	0.210	n/m	0.450	n/m	0.420	n/m
note 1: Results for the quarter ended June 30, 2024 and for the two quarters ended June 30, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section for further details.
note 2: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section).
n/m = not meaningful

Q2 2025 compared to Q2 2024
We achieved record adjusted net income of $154.7 million and adjusted earnings per share of $1.36, both reflecting increases over 20%, driven by net revenue growth and operational performance.
•Net revenue increased 6.9% or $103.4 million, to $1.6 billion, primarily driven by 4.8% organic growth. We achieved organic growth in all of our regional and business operating units, most notably in Water with double-digit organic growth.
•Project margin increased 6.5% or $53.0 million, to $864.7 million. As a percentage of net revenue, project margin was 54.2%, remaining in line with our expectations.
•Adjusted EBITDA increased 15.0% or $37.1 million, to $284.4 million. Adjusted EBITDA margin was 17.8%, an increase of 120 basis points compared to Q2 2024. The quarter-over-quarter increase in margin primarily reflects lower administrative and marketing expenses as a percentage of net revenue, due to lower claim provision expense and discretionary spending.

Management’s Discussion and Analysis June 30, 2025	M-3	Stantec Inc.

•Net income increased 62.7% or $52.2 million, to $135.4 million, and diluted EPS increased 63.0%, or $0.46, to $1.19, mainly due to increases in project margin and as a percentage of net revenue, lower administrative and marketing expenses partly offset by higher income tax expense. As well, Q2 2024 included a non-cash impairment charge of $16.5 million from our real estate optimization strategy.
•Adjusted net income grew 21.6% or $27.5 million, to $154.7 million, achieving 9.7% of net revenue—an increase of 120 basis points. Adjusted EPS increased 21.4% or $0.24, to $1.36.
•Contract backlog increased to $7.9 billion at June 30, 2025, achieving 9.9% overall growth year over year, which includes 9.0% organic growth. Organic growth was achieved in all of our regional operating units. Contract backlog represents approximately 12 months of work.
•Operating cash flows increased $59.3 million or 79.4%, with cash inflows of $134.0 million, reflecting solid operational performance and continued strong collection efforts.
•DSO was 73 days, a decrease of 4 days from Q1 2025 and below our target of 80 days.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2025 was 1.1x, remaining within our internal target range of 1.0x to 2.0x.
•On July 31, 2025, we acquired Page, a 1,400-person architecture and engineering firm headquartered in Washington, DC that strategically complements our Buildings business and serves the advanced manufacturing, healthcare, mission critical, academic, civic, aviation, science and technology, and commercial markets.
•On April 8, 2025 we acquired Ryan Hanley, a 150-person engineering and environmental consultancy firm in Ireland, bolstering our offering in the Irish water sector.
•On June 27, 2025, we acquired Cosgroves, a 90-person firm, expanding our buildings engineering capabilities in New Zealand.
•On June 10, 2025, we issued $425 million senior unsecured notes due June 10, 2032 that bear interest at a fixed rate of 4.374% per annum. These notes were assigned an investment-grade credit rating of BBB by DBRS Limited.
•On June 11, 2025, we increased our unsecured revolving credit facility to $1.2 billion from $800 million and extended the maturity date to June 11, 2030 from June 27, 2029.
•On August 13, 2025, our Board of Directors declared a dividend of $0.225 per share, payable on October 15, 2025, to shareholders of record on September 29, 2025.

Year-to-date Q2 2025 compared to year-to-date Q2 2024
•Net revenue increased 10.0% or $286.3 million, to $3.1 billion, driven by 5.3% organic growth and 2.0% acquisition growth, as well as the positive impact of foreign exchange. We achieved organic growth in all of our regional and business operating units.
•Project margin increased $154.0 million or 9.9%, to $1,708.2 million. As a percentage of net revenue, project margin was 54.2%, remaining in line with our expectations.
•Adjusted EBITDA increased $77.5 million or 16.9%, to $536.7 million. Adjusted EBITDA margin increased by 100 basis points over the prior period to 17.0%, primarily reflecting lower administrative and marketing expenses as a percentage of net revenue, due to lower claim provision expense and discretionary spending.
•Net income increased 46.9% or $75.2 million, to $235.5 million, and diluted EPS increased 46.1%, or $0.65, to $2.06, mainly due to increases in project margin and as a percentage of net revenue, lower administrative and marketing expenses partly offset by higher income tax expense. As well, 2024 included a non-cash impairment charge of $16.5 million from our real estate optimization strategy.
•Adjusted net income grew 24.9% or $57.3 million, to $287.5 million, achieving 9.1% of net revenue—an increase of 110 basis points—and adjusted diluted EPS increased 24.8%, or 0.50, to 2.52.
•Operating cash flows increased $117.3 million or 100%, with cash inflows of $234.7 million, reflecting strong revenue growth, operational performance, and collection efforts.

Management’s Discussion and Analysis June 30, 2025	M-4	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Net income (note 1)	135.4	83.2	235.5	160.3
Add back (deduct):
Income taxes (note 1)	43.7	24.3	73.6	46.6
Net interest expense	20.7	27.3	41.7	51.3
Net impairment of lease assets (note 2)	0.1	18.4	—	18.9
Depreciation and amortization	79.7	81.0	158.2	159.3
Unrealized (gain) loss on equity securities	(7.9)	(1.8)	0.8	(3.7)
Gain on sale of an investment interest	(3.7)	—	(3.7)	—
Acquisition, integration, and restructuring costs (note 1,6,7)	16.4	14.9	30.6	26.5

Adjusted EBITDA	284.4	247.3	536.7	459.2

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Net income (note 1)	135.4	83.2	235.5	160.3
Add back (deduct) after tax:
Net impairment of lease assets (note 2)	0.1	14.4	—	14.7
Amortization of intangible assets related to acquisitions (note 3)	15.7	18.9	30.8	37.0
Unrealized (gain) loss on equity securities (note 4)	(6.1)	(1.4)	0.6	(2.9)
Gain on sale of an investment interest (note 5)	(2.8)	—	(2.8)	—
Acquisition, integration, and restructuring costs (note 1,6,7)	12.4	12.1	23.4	21.1

Adjusted net income	154.7	127.2	287.5	230.2
Weighted average number of shares outstanding - diluted	114,066,995	114,066,995	114,066,995	114,066,995
Adjusted earnings per share	1.36	1.12	2.52	2.02
See the Definitions section for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: Results for the quarter ended June 30, 2024 and for the two quarters ended June 30, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section for further details.
note 2: The net (reversal) impairment of lease assets includes onerous contracts associated with the impairment for the quarter ended June 30, 2025 of $0.9 (2024 - $1.9) and for the two quarters ended June 30, 2025 of $0.9 (2024 - $2.0). For the quarter ended June 30, 2025, this amount is net of tax of nil (2024 - $4.0). For the two quarters ended June 30, 2025, this amount is net of tax of nil (2024 -$4.2).
note 3: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2025, this amount is net of tax of $5.1 (2024 - $5.4) and for the two quarters ended June 30, 2025, this amount is net of tax of $9.6 (2024 - $10.7).
note 4: For the quarter ended June 30, 2025, this amount is net of tax of $(1.8) (2024 - $(0.4)) and for the two quarters ended June 30, 2025, this amount is net of tax of $0.2 (2024 - $(0.8)).

Management’s Discussion and Analysis June 30, 2025	M-5	Stantec Inc.

note 5: For the quarter ended June 30, 2025, this amount is net of tax of $(0.9) (2024 - nil) and for the two quarters ended June 30, 2025, this amount is net of tax of $(0.9) (2024 - nil).
note 6: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the quarter ended June 30, 2025, this amount is net of tax of $4.1 (2024 - $3.5) and for the two quarters ended June 30, 2025, this amount is net of tax of $7.3 (2024 - $6.1).
note 7: Acquisition, integration, and restructuring cost include additional acquisition costs related to the change in accounting policy described in note 1 for the quarter ended June 30, 2025 of $0.1 (2024 - $1.8) and for the two quarters ended June 30, 2025, of $0.7 (2024 - $4.8).

Financial Targets - Revised
We are revising upward and narrowing certain targets contained within our 2025 guidance (provided on page M-10 in our 2024 Annual Report, incorporated here by reference) based on the strength of our financial performance to date and the outlook for the balance of this year, further described below in the Outlook section.

	Previously Published 2025 Annual Range	Revised 2025 Annual Range
Targets
Net revenue growth	7% to 10%	10% to 12%
Adjusted EBITDA as % of net revenue (note)	16.7% to 17.3%	17% to 17.4%
Adjusted net income as % of net revenue (note)	above 8.8%	above 8.8%
Adjusted EPS growth (note)	16% to 19%	18.5% to 21.5%
Adjusted ROIC (note)	above 12%	above 12.5%
In setting our targets and guidance, we assumed an average value for the US dollar of $1.36, GBP of $1.84, and AU of $0.90 for the remainder of the year. For all other underlying assumptions, see page M-23. These targets reflect the recent acquisitions of Ryan Hanley, Cosgroves, and Page. They do not include any assumptions regarding the impact of revaluing our share-based compensation, as further described below.
note: Adjusted EBITDA, adjusted net income, adjusted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section.

Outlook
The guidance provided in the Outlook section of our 2024 Annual Report (incorporated here by reference) was based on our expectation we would continue to see high levels of activities in all regions, despite heightened levels of market uncertainty remaining. While these heightened levels of market uncertainties persist in the near term, particularly in the US, global trends continue to drive strong demand for our services and our diversification of services across sectors and geographies creates resilience within our operations. On the strength of our performance year to date, the completion of two acquisitions within the second quarter, and the closure of Page on July 31, 2025, we have increased our expectations for our annual results.

We now expect to achieve net revenue growth of 10% to 12% in 2025, increasing the range from 7% to 10%, due to the acquisitions completed during the second quarter and the closing of the acquisition of Page in July, and supported by our continued expectations to achieve net revenue growth in the mid- to high-single digits. Our US organic growth outlook has now moderated slightly to mid-single digits due to slower procurement cycles persisting in the public sector in the near term, and elevated caution in the private sectors particularly for larger projects. We continue to expect Canada’s organic net revenue growth to be in the mid- to high-single digits, driven by continuing strong momentum and elevated backlog levels. We also continue to expect organic net revenue growth in Global in the mid to high single-digits, driven by continued high levels of activity in our Water business under the ongoing UK Asset Management Program (AMP) and framework agreements and positive demand fundamentals in the Energy & Resources business.

We have increased and narrowed the range for adjusted EBITDA margin slightly to 17.0% to 17.4%, from 16.7% to 17.3%, reflecting strong project margins driven by solid project execution and continued discipline and enhanced strategies in the management of administration and marketing costs. We expect adjusted EBITDA margin in Q3 2025 to be near or above the high end of this range because of increased seasonal activities in the northern hemisphere, offset by lower expected margins in Q4 of 2025 due to seasonal effects.

Management’s Discussion and Analysis June 30, 2025	M-6	Stantec Inc.

Our effective tax rate is now expected to fall within a range of 23.5% to 24.5%, an increase from 22% to 23%, due to the mix of earnings from the various jurisdictions we operate in and moderating impacts on tax planning strategies.

Overall, we continue to expect to drive adjusted net income to a margin of greater than 8.8% of net revenue; however, we now expect to deliver 18.5% to 21.5% growth in adjusted EPS in comparison to 2024, increased from 16% to 19% in our previous guidance, and adjusted ROIC greater than 12.5%.

The above targets do not include any assumptions for additional acquisitions beyond those noted in this Outlook section or further impact from significant share price movements subsequent to June 30, 2025, and the relative total shareholder return components on our share-based compensation programs.

Financial Performance
The following sections outline specific factors that affected the results of our operations in Q2 2025 and year to date Q2 2025.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

In Q2 2025, we delivered net revenue of $1.6 billion, achieving an overall 6.9% increase compared to Q2 2024. Year to date, we delivered net revenue of $3.1 billion, an overall 10.0% increase. Solid performance contributed to organic growth in all of our geographies and business operating units. Public infrastructure spending and private investment continue to be key growth drivers in 2025, with strong demand across our water sectors and steady project work in our transportation sectors. Another key driver is the ongoing challenge to tackle climate change and resource security. The focus on Smart Cities and buildings, including hospitals, data centers, and other mission-critical facilities to meet the needs in the civic, healthcare, residential, and industrial markets, also continues to drive growth.

We generate over 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $19.2 million positive impact on our net revenue results in Q2 2025 compared to Q2 2024 and a net $77.6 million positive impact on our net revenue results year to date in 2025 compared to 2024:
•The US dollar averaged $1.37 in Q2 2024 and $1.38 in Q2 2025 —a 0.7% increase. Year to date, the US dollar averaged $1.36 in Q2 2024 and $1.41 in Q2 2025 — a 3.7% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.73 in Q2 2024 and $1.85 in Q2 2025—a 6.9% increase. Year to date, the GBP averaged $1.72 in Q2 2024 and $1.83 in Q2 2025 —a 6.4% increase. The strengthening GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.90 in Q2 2024 and $0.89 in Q2 2025—a 1.1% decrease. Year to date, the AU dollar averaged 0.89 in Q2 2024 and Q2 2025. The weakening AU dollar during the quarter compared to the Canadian dollar had a negative effect on gross and net revenues.
Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis June 30, 2025	M-7	Stantec Inc.

Gross Revenue by Reportable Segment - Q2 2025
(In millions of Canadian dollars, except percentages)	Q2 2025	Q2 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	460.9	435.5	25.4	—	n/a	25.4	5.8%
United States	1,041.2	1,024.3	16.9	—	13.3	3.6	0.4%
Global	462.2	429.9	32.3	14.1	12.9	5.3	1.2%
Total	1,964.3	1,889.7	74.6	14.1	26.2	34.3
Percentage Growth			3.9%	0.7%	1.4%	1.8%

Net Revenue by Reportable Segment - Q2 2025
(In millions of Canadian dollars, except percentages)	Q2 2025	Q2 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	393.7	370.7	23.0	—	n/a	23.0	6.2%
United States	819.6	775.6	44.0	—	10.0	34.0	4.4%
Global	383.4	347.0	36.4	12.4	9.2	14.8	4.3%
Total	1,596.7	1,493.3	103.4	12.4	19.2	71.8
Percentage Growth			6.9%	0.8%	1.3%	4.8%

Gross Revenue by Reportable Segment - year-to-date Q2 2025
(In millions of Canadian dollars, except percentages)	Q2 2025 YTD	Q2 2024 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth
Canada	886.6	791.2	95.4	11.4	n/a	84.0	10.6%
United States	2,093.0	2,009.7	83.3	6.6	77.2	(0.5)	—%
Global	908.3	810.2	98.1	48.6	26.2	23.3	2.9%
Total	3,887.9	3,611.1	276.8	66.6	103.4	106.8
Percentage Growth			7.7%	1.8%	2.9%	3.0%

Net Revenue by Reportable Segment - year-to-date Q2 2025
(In millions of Canadian dollars, except percentages)	Q2 2025 YTD	Q2 2024 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	765.8	694.4	71.4	9.0	n/a	62.4	9.0%
United States	1,624.5	1,509.5	115.0	5.6	57.6	51.8	3.4%
Global	759.4	659.5	99.9	41.7	20.0	38.2	5.8%
Total	3,149.7	2,863.4	286.3	56.3	77.6	152.4
Percentage Growth			10.0%	2.0%	2.7%	5.3%

Management’s Discussion and Analysis June 30, 2025	M-8	Stantec Inc.

Gross Revenue by Business Operating Unit - Q2 2025
(In millions of Canadian dollars, except percentages)	Q2 2025	Q2 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	523.3	525.1	(1.8)	2.3	7.4	(11.5)	(2.2%)
Water	427.4	391.3	36.1	3.9	7.7	24.5	6.3%
Buildings	435.3	420.0	15.3	6.5	4.8	4.0	1.0%
Environmental Services	373.2	372.0	1.2	—	4.3	(3.1)	(0.8%)
Energy & Resources	205.1	181.3	23.8	1.4	2.0	20.4	11.3%
Total	1,964.3	1,889.7	74.6	14.1	26.2	34.3
Percentage Growth			3.9%	0.7%	1.4%	1.8%

Net Revenue by Business Operating Unit - Q2 2025
(In millions of Canadian dollars, except percentages)	Q2 2025	Q2 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	430.3	421.1	9.2	1.7	5.8	1.7	0.4%
Water	355.5	308.7	46.8	3.2	5.2	38.4	12.4%
Buildings	345.3	325.4	19.9	6.6	3.5	9.8	3.0%
Environmental Services	286.2	276.4	9.8	—	3.3	6.5	2.4%
Energy & Resources	179.4	161.7	17.7	0.9	1.4	15.4	9.5%
Total	1,596.7	1,493.3	103.4	12.4	19.2	71.8
Percentage Growth			6.9%	0.8%	1.3%	4.8%

Gross Revenue by Business Operating Unit - year-to-date Q2 2025
(In millions of Canadian dollars, except percentages)	Q2 2025 YTD	Q2 2024 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,037.7	988.3	49.4	15.0	26.5	7.9	0.8%
Water	850.2	771.3	78.9	4.4	26.2	48.3	6.3%
Buildings	870.3	803.9	66.4	39.4	21.1	5.9	0.7%
Environmental Services	718.0	694.0	24.0	0.4	20.0	3.6	0.5%
Energy & Resources	411.7	353.6	58.1	7.4	9.6	41.1	11.6%
Total	3,887.9	3,611.1	276.8	66.6	103.4	106.8
Percentage Growth			7.7%	1.8%	2.9%	3.0%

Management’s Discussion and Analysis June 30, 2025	M-9	Stantec Inc.

Net Revenue by Business Operating Unit - year-to-date Q2 2025
(In millions of Canadian dollars, except percentages)	Q2 2025 YTD	Q2 2024 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	856.9	798.3	58.6	11.5	20.7	26.4	3.3%
Water	693.6	610.0	83.6	3.6	19.4	60.6	9.9%
Buildings	693.5	616.1	77.4	35.8	15.1	26.5	4.3%
Environmental Services	550.8	524.8	26.0	0.4	14.7	10.9	2.1%
Energy & Resources	354.9	314.2	40.7	5.0	7.7	28.0	8.9%
Total	3,149.7	2,863.4	286.3	56.3	77.6	152.4
Percentage Growth			10.0%	2.0%	2.7%	5.3%

Canada
We achieved 6.2% net revenue growth during the quarter and 10.3% year to date, reflecting strong organic growth and acquisition growth. We delivered robust growth in our Water, Energy & Resources, and Infrastructure businesses. Continued momentum on wastewater solution projects contributed to over 30% organic growth in Water and consistent progress on major power-intensive industrial processes projects drove double-digit organic growth in Energy & Resources. Solid growth in Infrastructure was primarily spurred by land development projects in Alberta, as well as year-to-date growth from transit and rail projects in eastern Canada and airport sector projects in Quebec. Public sector investment in western Canada drove growth in Buildings, primarily in our healthcare and civic markets.

United States
Net revenue increased 5.7% during the quarter and 7.6% year to date, reflecting solid organic growth and positive foreign exchange impacts. Organic growth was primarily driven by our Buildings and Environmental Services business operating units. Public and private investments across most of our sectors, particularly in mission critical, science and technology, and civic contributed to growth in Buildings. Growth in Environmental Services was primarily driven by our energy transition, mining, and infrastructure sectors, as well as continuing work for a large utility provider. In the quarter, growth in Water was driven by large public sector water supply and wastewater treatment projects and in Energy & Resources, growth was driven by the ramp up of a major hydropower dam project in the southwest.

Global
In our Global operations, we achieved net revenue growth of 10.5% during the quarter and 15.1% year to date, reflecting solid organic and acquisition growth, along with positive foreign exchange impacts. Our industry-leading Water business delivered double-digit organic growth across the UK, Australia, and New Zealand through long-term framework agreements and public sector investment in water infrastructure. The ramp up of new projects in Chile and Peru drove double-digit growth in Energy & Resources as the growing need for energy-transition solutions continued to drive demand in mining for copper. We also achieved double digit organic growth in our German Infrastructure business due to continued momentum on a major public sector energy transportation project and increased volume on transit and rail projects. This growth was partly offset by retractions in Buildings, due to the wind down of several significant projects in 2025 that contributed to double-digit growth last year, and overall softening in Australia's market conditions which impacted non-Water business lines.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

Our contract backlog at June 30, 2025 stands at $7.9 billion, reflecting an increase of $37.9 million since December 31, 2024, and represents approximately 12 months of work. Backlog grew organically by 2.7%, or $208.7 million, from December 31, 2024, primarily driven by our Canada and US operations and particularly in our Energy & Resources and Infrastructure businesses. Growth in our Global operations was driven by new project awards in our Infrastructure and Environmental Services businesses in Europe and AMP 8 project awards in our UK Water

Management’s Discussion and Analysis June 30, 2025	M-10	Stantec Inc.

business, partly offset by a retraction in our Australian Buildings operation due to softening market conditions and high burn rates in our Water business.

Year over year, our backlog grew 9.9%, or $709.2 million, reflecting robust organic growth of 9.0%, or $641.1 million, across each of our geographies and in particular, double-digit growth in our Water and Energy & Resources businesses.

(In millions of Canadian dollars, except percentages)	Jun 30, 2025	Dec 31, 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,786.6	1,687.1	99.5	—	n/a	99.5	5.9%
United States	4,584.7	4,722.6	(137.9)	—	(230.5)	92.6	2.0%
Global	1,490.5	1,414.2	76.3	16.1	43.6	16.6	1.2%
Total	7,861.8	7,823.9	37.9	16.1	(186.9)	208.7
Percentage Growth			0.5%	0.2%	(2.4)%	2.7%

Major Project Awards
We continue to secure major projects across various sectors, demonstrating our expertise and commitment to delivering impactful solutions for clients. Our strategic partnerships facilitated growth and expansion across the regions we serve and led to a number of highly impactful opportunities.

Canada
The Infrastructure team has been selected to support the City of Toronto’s Bridge Program Management Assignments in Toronto, focused on the rehabilitation of 28 existing bridges. Through a partnership, our Buildings team has secured the Brantford Sports and Entertainment Centre Development project in Ontario, a progressive design-build multi-use venue that will serve as the new permanent home for the local hockey team, support large events, and play a central role in the City's downtown revitalization. Additionally, the Buildings team has been awarded planning, design, and compliance services for the Collingwood General and Marine Hospital Redevelopment in Ontario. This project will address the hospital’s aging infrastructure and the community's growing healthcare needs.

United States
Our Buildings, Energy & Resources, and Community Development teams were awarded a confidential mission critical project for a major technology company where we will provide building engineering, technology, automation, and substation design as the prime consultant. The Infrastructure team was awarded a master service contract with the Virginia Department of Transportation, to provide engineering services for bridges and transportation structures. Our Water team was awarded the Green Infrastructure Design for Environmental Impact Bond for Buffalo Sewer Authority, where Stantec will design green infrastructure for 19 public schools, and over 500 individual green infrastructure installations within the public right-of-way of Buffalo's sewer system. The Energy & Resources team was awarded two large-scale pumped storage hydropower projects in the US, one in Arizona and one in California. As part of a joint venture, our Infrastructure and Energy & Resources teams were selected to lead multidiscipline architect-engineer and consulting services as part of a five-year, US$150 million single award contract. The project will directly support the US Navy’s Shipyard Infrastructure Optimization Program.

Global
In the UK, the Infrastructure team was awarded a four-year framework with Transport for Greater Manchester where we will deliver a range of transport, design, engineering, and analysis services as well as program and project management support. In Taiwan, our Water and Environmental Services teams are collaborating on Google’s Water Replenishment Project Sourcing, marking the technology giant’s first water restoration project in Taiwan. This project is part of Google’s global water replenishment initiative and environmental, social, and governance commitments, and highlights our use of nature-based solutions, which includes a gravel contact oxidation process for sustainable water treatment and watershed restoration.

Management’s Discussion and Analysis June 30, 2025	M-11	Stantec Inc.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2024 Annual Report (incorporated here by reference).

Project margin in the quarter increased $53.0 million, or 6.5%, and as a percentage of net revenue, project margin slightly decreased to 54.2% from 54.4%. Year to date, project margin increased $154.0 million, or 9.9%, and as a percentage of net revenue, project margin remained consistent at 54.2% compared to 54.3% in 2024. Net revenue growth driven by strong public and private investments contributed to project margin increases and as a percentage of net revenue, project margin remained in line with our expectations.

Project Margin by Reportable Segment
	Quarter Ended Jun 30,				Two Quarters Ended Jun 30,
	2025		2024		2025		2024
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Canada	210.0	53.3%	197.3	53.2%	409.5	53.5%	369.6	53.2%
United States	451.4	55.1%	427.6	55.1%	895.1	55.1%	830.1	55.0%
Global	203.3	53.0%	186.8	53.8%	403.6	53.1%	354.5	53.8%
Total	864.7	54.2%	811.7	54.4%	1,708.2	54.2%	1,554.2	54.3%

Project Margin by Business Operating Unit
	Quarter Ended Jun 30,				Two Quarters Ended Jun 30,
	2025		2024		2025		2024
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	227.6	52.9%	223.1	53.0%	458.0	53.4%	423.4	53.0%
Water	191.5	53.9%	170.7	55.3%	373.8	53.9%	337.9	55.4%
Buildings	184.4	53.4%	174.9	53.7%	373.2	53.8%	335.0	54.4%
Environmental Services	164.1	57.3%	156.9	56.8%	312.7	56.8%	294.0	56.0%
Energy & Resources	97.1	54.1%	86.1	53.2%	190.5	53.7%	163.9	52.2%
Total	864.7	54.2%	811.7	54.4%	1,708.2	54.2%	1,554.2	54.3%

In Canada, project margin in the quarter increased $12.7 million to $210.0 million and year to date increased $39.9 million to $409.5 million. As a percentage of net revenue, project margin increased 10 basis points in the quarter to 53.3% and 30 basis points year to date to 53.5%. Solid project execution in Water and strong volume on higher margin work in Energy & Resources contributed to project margin increases.

In our US operations, project margin in the quarter increased $23.8 million to $451.4 million and year to date increased $65.0 million to $895.1 million. As a percentage of net revenue, project margin in the quarter remained consistent and increased 10 basis points year to date to 55.1%. Solid and consistent project execution throughout our businesses, particularly in Environmental Services and Infrastructure, was partly offset by the wind down of a major higher margin project in Water.

In our Global operations, project margin in the quarter increased $16.5 million to $203.3 million and year to date increased $49.1 million to $403.6 million As a percentage of net revenue, project margin was 53.0% in the quarter and 53.1% year to date, an 80 and 70 basis point decrease, respectively, compared to the comparative periods in 2024. The decrease was due to the wind down of several higher margin projects in Buildings and project mix. Partly

Management’s Discussion and Analysis June 30, 2025	M-12	Stantec Inc.

offsetting the decrease was strong volume on higher margin work in Energy & Resources and solid project execution in Environmental Services.

Administrative and Marketing Expenses
Administrative and marketing expenses increased $19.9 million in Q2 2025 compared to Q2 2024 and decreased as a percentage of net revenue by 120 basis points to 37.5%. Year to date, administrative and marketing expenses increased $86.0 million compared to the prior period and decreased as a percentage of net revenue by 90 basis points to 38.4% in 2025. Overall, as a percentage of net revenue, claim provision estimates and discretionary spending were lower compared to 2024. As well, certain claim recoveries were recognized during the quarter. These decreases were partly offset by increased software costs that were incurred as part of our investment effort to support growth.

Net (Reversal) Impairment of Lease Assets
The net impairment reversal of lease assets was $0.9 million in the first two quarters of 2025 compared to a non-cash impairment charge of $16.9 million in 2024 related to our real estate optimization objectives outlined in our 2024-2026 Strategic Plan.

Net Interest Expense and Other Net Finance Expense
Net interest expense and other net finance expense decreased $6.2 million in the quarter and $9.0 million in the first two quarters of 2025. This was primarily due to lower interest rates on our revolving credit and term loan facilities and lower net debt due to lower draws on our revolving credit facility relative to 2024.

Other (Income) Expenses
Other income was $11.1 million in the first two quarters of 2025 compared to $4.8 million in the same period in 2024. The increase was primarily related to a gain of $3.7 million recognized on the sale of an investment interest.

Income Taxes
Our effective income tax rate increased from 22.6% in Q2 2024 to 24.4% in Q2 2025 and year to date from 22.5% in 2024 to 23.8% in 2025. For the quarter and year to date, the effective tax rate increased slightly from 2024 due to the mix of earnings from the various jurisdictions we operate in and moderating impacts on tax planning strategies.

Management’s Discussion and Analysis June 30, 2025	M-13	Stantec Inc.

Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2025		2024				2023
(In millions of Canadian dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross revenue	1,964.3	1,923.6	1,959.5	1,929.4	1,889.7	1,721.4	1,609.0	1,693.2
Net revenue	1,596.7	1,553.0	1,478.4	1,524.8	1,493.3	1,370.1	1,242.2	1,316.8
Net income	135.4	100.1	98.0	103.2	83.2	77.1	70.5	101.3
Diluted earnings per share	1.19	0.88	0.86	0.90	0.73	0.68	0.63	0.91
Adjusted net income (note)	154.7	132.8	126.2	147.9	127.2	103.0	91.4	126.7
Adjusted EPS (note)	1.36	1.16	1.11	1.30	1.12	0.90	0.82	1.14
note: Adjusted net income and adjusted EPS are non-IFRS measures further discussed in the Definitions section.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares.

The table below compares quarters, summarizing the impact of organic and acquisition growth and foreign exchange on net revenue:

	Q2 2025	Q1 2025	Q4 2024	Q3 2024
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Increase in net revenue due to
Organic growth	71.8	80.6	116.0	85.4
Acquisition growth	12.4	43.9	94.9	103.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	19.2	58.4	25.3	19.6
Total increase in net revenue	103.4	182.9	236.2	208.0

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The increase in net revenue in Q2 2025 compared to Q2 2024 reflects organic growth, net positive foreign exchange impacts, and revenue contributions from acquisitions completed in the last twelve months. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis June 30, 2025	M-14	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2024:

(In millions of Canadian dollars)	Jun 30, 2025	Dec 31, 2024

Total current assets	2,628.5	2,549.0
Property and equipment	290.1	299.0
Lease assets	447.2	474.3
Goodwill	2,701.5	2,712.5
Intangible assets	402.6	427.0
Net employee defined benefit asset	80.1	75.0
Deferred tax assets	122.8	119.3
Other assets	299.0	300.0
Total assets	6,971.8	6,956.1

Current portion of long-term debt	177.4	175.0
Current portion of provisions	75.8	66.4
Current portion of lease liabilities	117.8	113.6
All other current liabilities	1,453.2	1,624.0

Total current liabilities	1,824.2	1,979.0
Lease liabilities	486.0	528.6
Long-term debt	1,332.9	1,208.5
Provisions	156.2	167.9
Net employee defined benefit liability	20.7	22.4
Deferred tax liabilities	62.8	63.6
Other liabilities	45.9	41.0
Equity	3,043.1	2,945.1
Total liabilities and equity	6,971.8	6,956.1
Refer to the Liquidity and Capital Resources section for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position decreased due to the weakening of the US dollar relative to the Canadian dollar, partly offset by the strengthening of the British pound and Australian dollar relative to the Canadian dollar.

Decreases to long-term assets include depreciation and amortization expenses related to property and equipment, lease assets and intangible assets, partly offset by respective additions and modifications.

Partly offsetting the decrease to long-term assets are the Ryan Hanley and Cosgroves acquisitions, which increased goodwill by $35.7 million and intangible assets by $14.8 million. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Total long-term debt increased $126.8 million due to the issuance of $425 million in senior unsecured notes, partly offset by repayments made on our revolving credit facility, notes payable, and software financing obligations. Lease liabilities decreased due to lease payments made partly offset by additions, modifications, and interest accretion.

Management’s Discussion and Analysis June 30, 2025	M-15	Stantec Inc.

Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at June 30, 2025, compared to December 31, 2024:

(In millions of Canadian dollars, except ratios)	Jun 30, 2025	Dec 31, 2024
Current assets	2,628.5	2,549.0
Current liabilities	1,824.2	1,979.0
Working capital (note)	804.3	570.0
Current ratio (note)	1.44	1.29
note: See the Definitions section for our discussion of supplementary financial measures used.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position decreased due to the weakening of the US dollar relative to the Canadian dollar, partly offset by the strengthening of the British pound and Australian dollar relative to the Canadian dollar.

Current assets increased due to increases in cash and deposits of $116.0 million (explained in the Cash Flows section), higher income taxes recoverable due to the timing of installment payments, and higher subscription renewal fees for certain cloud-based software solutions contributed to higher prepaid expenses. These increases were partly offset by a collective decrease of $83.8 million in trade and other receivables, unbilled receivables, and contract assets from strong collection efforts in 2025.

Our DSO, defined in the Definitions section, was 73 days at June 30, 2025, a decrease of 4 days compared to March 31, 2025 and December 31, 2024, and below our stated internal guideline of 80 days.

The decrease in current liabilities was primarily related to the decrease in trade and other payables due to the timing of payroll, supplier payments, and lower subconsultant volumes, a decrease in deferred revenue due to the timing of billings, and a decrease in the current portion of other liabilities largely due to the settlement of cash-settled share-based compensation obligations.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Jun 30,			Two Quarters Ended Jun 30,
(In millions of Canadian dollars)	2025	2024	Change	2025	2024	Change
Cash flows from operating activities (note)	134.0	74.7	59.3	234.7	117.4	117.3
Cash flows used in investing activities	(59.3)	(164.4)	105.1	(80.9)	(572.5)	491.6
Cash flows from (used in) financing activities (note)	34.5	104.5	(70.0)	(19.3)	312.9	(332.2)
note: Cash flows from operating activities and cash flows from (used in) financing activities for the quarter ended June 30, 2024 and for the two quarters ended June 30, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section for further details.

Management’s Discussion and Analysis June 30, 2025	M-16	Stantec Inc.

Cash Flows From Operating Activities
Cash flows from operating activities were $234.7 million, an increase of $117.3 million or 100% compared to 2024. The cash flow increase was primarily due to strong revenue growth, operational performance, and collection efforts. Partly offsetting the increase is higher tax installments paid.

Cash Flows Used in Investing Activities
Cash flows used in investing activities were $80.9 million compared to $572.5 million in 2024, a decrease of $491.6 million. Net cash used to fund our acquisitions of Ryan Hanley and Cosgroves was $36.8 million compared to $555.0 million for acquisitions completed in 2024. Cash used to purchase property and equipment and intangible assets of $35.1 million was also lower compared to $60.8 million in 2024. Partly offsetting these decreases, the net purchases of investments held for self-insured liabilities were $10.6 million compared to net proceeds of $39.1 million in the comparative period.

Cash Flows From (Used In) Financing Activities
Cash flows used in financing activities were $19.3 million, a $332.2 million increase in cash outflows compared to 2024. Cash outflows for long term debt were $312.1 million higher than 2024, primarily due to the net repayment of our revolving credit facility in 2025 compared to net proceeds in 2024. This was partly offset by the issuance of senior secured notes in the current period.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA ratio (actual trailing twelve months) of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Jun 30, 2025	Dec 31, 2024
Current and non-current portion of long-term debt	1,510.3	1,383.5
Less: cash and cash equivalents	(344.5)	(228.5)
Bank indebtedness	27.2	17.1
Net debt	1,193.0	1,172.1
Shareholders' equity	3,043.1	2,945.1
Total capital managed	4,236.1	4,117.2
Trailing twelve months adjusted EBITDA (note)	1,057.8	980.3
Net debt to adjusted EBITDA ratio (note)	1.1	1.2
note: See the Definitions section for our discussion of non-IFRS measures used.

At June 30, 2025, our net debt to adjusted EBITDA ratio was 1.1x, remaining within our stated internal guideline and slightly lower compared to December 31, 2024.

Our credit facilities include:
•senior unsecured notes of $970 million, including $425 million of notes issued on June 10, 2025, that mature on June 10, 2032
•syndicated senior unsecured credit facilities of $1.5 billion, structured as a sustainability-linked loan, consisting of a revolving credit facility in the maximum of $1.2 billion and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature), and an unsecured bilateral term credit facility of $100 million that was renewed on June 26, 2025 and extended the maturity date from June 28, 2025 to June 26, 2026
•an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million

Management’s Discussion and Analysis June 30, 2025	M-17	Stantec Inc.

We amended the syndicated senior unsecured credit facilities on June 11, 2025, which increased the senior revolving credit facility from $800 million to $1.2 billion and extended its maturity date from June 27, 2029 to June 11, 2030. The increase reflects the growth in our operations and credit capacity and ensures we have the flexibility to capitalize on growth opportunities.

We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior unsecured credit facilities, and unsecured bilateral term credit facility. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At June 30, 2025, $1,209.8 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended June 30, 2025.

Shareholders’ Equity
Shareholders’ equity increased $98.0 million from December 31, 2024. The increase in shareholders' equity was mainly due to net income of $235.5 million earned in the first two quarters of 2025, partly offset with other comprehensive loss of $86.1 million, primarily related to exchange differences on translation of our foreign subsidiaries, and dividends declared of $51.4 million.

Our Normal Course Issuer Bid (NCIB) on the TSX was renewed on December 11, 2024, enabling us to repurchase up to 2,281,339 of our common shares during the period of December 13, 2024 to December 12, 2025. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

Other
Outstanding Share Data
Common shares outstanding were 114,066,995 at June 30, 2025 and August 13, 2025. No shares were repurchased from April 1, 2025 to August 13, 2025 under our NCIB or our Automatic Share Purchase Plan.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the Contractual Obligations section of our 2024 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at June 30, 2025.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the Off-Balance Sheet Arrangements section of our 2024 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At June 30, 2025, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2024 Annual Report (incorporated here by reference).

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 32 of our audited consolidated financial statements for the year ended December 31, 2024 (included in our 2024 Annual Report and incorporated here by reference). At June 30, 2025, the nature and extent of these transactions were not materially different from those disclosed in the 2024 Annual Report.

Management’s Discussion and Analysis June 30, 2025	M-18	Stantec Inc.

Critical Accounting Developments, Estimates, and Measures
Recent Accounting Pronouncement
Accounting amendments effective in 2025 and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2025 (incorporated here by reference) did not have a material impact on the consolidated financial statements or accounting policies for the two quarters ended June 30, 2025.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 6 of our 2024 audited consolidated financial statements and note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2025 (both incorporated here by reference). We are currently considering the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements.

Change in Accounting Policy
In April 2024, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on Payments Contingent on Continued Employment during Handover Periods (IFRS 3 Business Combinations). IFRS 3 requires contingent payments (including deferred payments) to employees or selling shareholders to be treated as contingent consideration in a business combination or as separate transactions, depending on the nature of the payments. The agenda decision provided clarification on how automatic forfeiture should be applied to payments in a business combination which may be contingent on the sellers' continued employment.

Historically we issued notes payable as purchase consideration that were contingent on selling shareholders complying with the terms of the acquisition agreement. Effective September 30, 2024, we performed a reassessment of our historical acquisitions, based on the IFRIC clarification, and revised the accounting for certain historical notes payable from purchase consideration to compensation for post-combination services. We have also changed the terms used in recent acquisition agreements to clarify that adjustments to the notes payable are not contingent on continued employment but adjusted based on factors relevant to the performance of the business. The reassessment was applied as a change in accounting policy, retrospectively to all prior periods presented. The impacts on our consolidated financial statements are disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2025 (incorporated herein by reference).

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates from those described in our 2024 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2024 audited consolidated financial statements (incorporated here by reference).

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when

Management’s Discussion and Analysis June 30, 2025	M-19	Stantec Inc.

relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-5.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the diluted weighted average number of shares outstanding.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-17.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliation of Non-IFRS Financial Measure on page M-21.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO) is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Management’s Discussion and Analysis June 30, 2025	M-20	Stantec Inc.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-17.

Additional Reconciliation of Non-IFRS Financial Measure

Free Cash Flow

	Quarter Ended Jun 30,		Two Quarters Ended Jun 30,
(In millions of Canadian dollars)	2025	2024	2025	2024
Net cash flows from operating activities (note 1)	134.0	74.7	234.7	117.4
Less: capital expenditures (property and equipment and intangible assets)	(19.0)	(40.3)	(35.1)	(60.8)
Less: net lease payments	(36.9)	(33.0)	(70.6)	(54.2)
Free cash flow (note 1 and 2)	78.1	1.4	129.0	2.4
note 1: Net cash flows from operating activities and free cash flow for the quarter ended June 30, 2024 and for the two quarters ended June 30, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section for further details.
note 2: See the Definitions section for a discussion of free cash flow, a non-IFRS measure.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e) and as defined in Canada by National Instrument 52-109) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Discussion and Analysis June 30, 2025	M-21	Stantec Inc.

Risk Factors
For the two quarters ended June 30, 2025, there has been no significant change in our risk factors from those described in our 2024 Annual Report (incorporated here by reference).

Subsequent Events
Page
On July 31, 2025, we purchased all the issued and outstanding membership interests of Page. Page is a 1,400-person architecture and engineering firm headquartered in Washington, DC serving the advanced manufacturing, healthcare, mission critical, academic, civic, aviation, science and technology, and commercial markets. This acquisition will primarily strengthen our Buildings operations in the United States cash generating unit (CGU).

US Tax
On July 4, 2025, the US government signed the “One Big Beautiful Bill Act” (Bill) into law. This Bill introduced a broad range of tax reform provisions affecting businesses with varying effective dates for key provisions. As the Bill was enacted subsequent to June 30,2025, the impact of the Bill is considered a non adjusting event and has not been reflected in our results. Certain provisions of the Bill will have an impact on our 2025 tax expense; however, we do not expect the impact to be material. As we complete the analysis, collect and prepare necessary data, and interpret any additional guidance, we may record significant impacts and/or make changes to our estimates.

US$100 million Bilateral Facility
On July 15, 2025, we entered into a US$100 million bilateral facility maturing on July 15, 2027, to provide access and flexibility for our US operations to manage working capital requirements.

Dividends
On August 13, 2025, our Board of Directors declared a dividend of $0.225 per share, payable on October 15, 2025, to shareholders of record on September 29, 2025.

Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements or forward-looking information within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws (forward-looking statements). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this MD&A has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future and may not be appropriate for other purposes.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2025 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or our outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our expectations in our Outlook section to address our revised targets and expectations for 2025:
◦Our belief that global trends continue to drive strong demand for our services, and our diversification of services across sectors and geographies creates resiliency within our operations;
◦Net revenue growth of 10% to 12%, with organic net revenue growth in the mid- to high-single digits;

Management’s Discussion and Analysis June 30, 2025	M-22	Stantec Inc.

◦Organic growth in the US region in the mid-single digits due to slower procurement cycles persisting in the public sector in the near term, and elevated caution in the private sectors particularly for larger projects;
◦Organic growth in Canada to be in the mid- to high- single digits driven by continuing strong momentum and elevated backlog levels;
◦Organic growth in the Global region in the mid- to high- single digits driven by continued high levels of activity in our Water business under the ongoing Asset Management Program and frameworks and positive demand fundamentals in the Energy & Resources business;
◦Adjusted EBITDA margin in the range of 17% to 17.4%, reflecting strong project margins driven by solid project execution and continued discipline and enhanced strategies in the management of administration and marketing costs.
◦Adjusted EBITDA margin in Q3 2025 is expected to be near or above the high end of this range because of increased seasonal activities in the northern hemisphere, offset by lower expected margins in Q4 of 2025 due to seasonal effects.
◦Our effective tax rate is expected to fall within a range of 23.5% to 24.5% due to the mix of earnings from the various jurisdictions we operate in and moderating impacts on tax planning strategies.
◦Adjusted net income as a percentage of net revenue above 8.8%;
◦Adjusted EPS growth in the range of 18.5% to 21.5%;
◦Adjusted ROIC expected to be above 12.5%;
•Our belief that public infrastructure spending; private investment; strong demand across our water sectors; steady project work in our transportation sector; the ongoing challenge to tackle climate change and resource security; Smart cities; and buildings, including hospitals, data centers, and other mission critical facilities, to meet civic, healthcare, residential and industrial markets, are key growth drivers;
•Our expectations regarding the preliminary purchase price allocation for the Ryan Hanley and Cosgroves acquisitions;
•Our expectations regarding our initial assessment of the impacts of the One Big Beautiful Bill Act on our 2025 tax expense;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section; and
•Our expectations in the Critical Accounting Estimates, Developments and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the two quarters ended June 30, 2025, there has been no significant change in our risk factors from those described in our 2024 Annual Report (incorporated here by reference).

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of Canadian, US, and various international economies and their effect on our business. We have revised certain annual targets previously included in our 2024 Annual Report. The assumptions we made at the time of publishing our annual targets and outlook for 2025 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2024 Annual Report (incorporated here by reference). The following information updates and therefore supersedes those assumptions.

Management’s Discussion and Analysis June 30, 2025	M-23	Stantec Inc.

•In our 2024 Annual Report, our outlook forecast assumed an average value for the US dollar of $1.41, for the GBP of $1.73, and AU of $0.90 for 2025. Our June 2025 outlook forecast now assumes an average value for the US dollar of $1.36, for the British pound of $1.84, and for the Australian dollar of $0.90.
•Our effective income tax rate, without discrete transactions, is now expected to fall within a range of 23.5% to 24.5%, an increase from 22% to 23% in our 2024 Annual Report.
•As of June 2025 Canada's 2025 GDP growth is projected to see a growth rate of 1.0% compared to 1.8% at December 2024, the US is projected to see a growth rate of 1.7% compared to 1.9% at December 2024, the UK is projected to see a growth rate of 1.0% compared to 1.6% at December 2024, and Australia is projected to see a growth rate of 1.8% compared to 2.2% at December 2024.
•In Canada, the number of total housing starts in 2025 was forecasted to decrease by 9% compared to 2024. As of June 2025, new housing construction in Canada increased 3.6% over the first half of 2025. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2025 was expected to be 1.37 million as of December 2024. This has since been revised to 1.35 million at June 2025.
•The American Institute of Architects ABI (architectural billing index) has increased to 46.8 at June 2025 from 44.1 at December 2024.
The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of August 13, 2025, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2025, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis June 30, 2025	M-24	Stantec Inc.